Exhibit 99.3

ZenaTech Announces First US Trial of the ZenaDrone IQ Nano Drone for Inventory Management for Manufacturer Customer

(Toronto, Ontario, October 15th, 2024) ZenaTech, Inc. (Nasdaq: ZENA) ("ZenaTech"), a technology company specializing in AI (Artificial Intelligence) drone solutions and enterprise SaaS (Software-as-a-Service) solutions, today announced that its subsidiary, ZenaDrone, has begun the first US trial of the IQ Nano product solution for inventory management, beginning with a multinational auto part and components customer. The drone will be reading the bar codes and collecting inventory information as part of a paid trial. The IQ Nano indoor drone is designed for customers with warehouse, logistics and distribution operations to help them save costs and improve productivity by managing various tasks such as taking inventory, turning a weeklong activity into one day.

“After two years of product development work, the initiation of the first IQ Nano drone trial inside a customer’s warehouse is an important milestone.  We believe the technology will help innovate and improve their inventory management process.  Further, receiving feedback from our first paying customer will be extremely valuable as we continue to fine tune our IQ series solutions, enabling us to expand our offerings with this and additional new customers,” said CEO Shaun Passley, Ph.D.

The ZenaDrone IQ Nano is a 10x10-inch drone designed to perform regular and frequent inspections such as bar code or RFID scanning, facility maintenance inspections, security monitoring, 3D indoor mapping and other applications inside a warehouse or plant facility. The IQ Nano is designed for autonomous use featuring integrated sensors, high-quality cameras, and data collection and analysis. Weighing 1.5kg and with a flight time of up to

20 minutes before utilizing the automatic battery charging station, it is designed for hovering stability and for safety with obstacle avoidance capabilities.

ZenaDrone IQ Nano Features:

Charging pad: Convenient charging solution without cords or cables, making it easier to maintain multiple drones.

Tethered cable: Offers stable power and data connection for longer flight times or hovering in one place for longer periods, for real-time data transmission during indoor inspections.

Safe for indoor use: Equipped with obstacle avoidance and suitable for confined spaces where traditional drones may pose a risk.

Intelligent Battery: Designed to have a flight time of up to 20 minutes, it features an intelligent flight battery that enhances its time in the air.

Reliable Video: The enhanced video transmission and sensing systems make it highly reliable in gathering visual data in the air.

Retractable landing gear: Enables a compact and streamlined design, improving maneuverability in limited space areas.

Durability: Carbon-fiber shell that can withstand impact without severe damage, and propeller guards protect its rotors to ensure uninterrupted flight.

Portability: Designed to fit in a case for quick deployment from site to site for ease of carrying, and unobtrusive and stackable for storage.

User-Friendly Controls: Designed so controls work alongside onboard sensing system and video transmission, to provide smooth and intuitive operability even for new pilots

About ZenaTech

ZenaTech (Nasdaq: ZENA) is a technology company specializing in AI drone solutions and enterprise SaaS solutions for mission-critical business applications. Since 2017, the company has leveraged its software development expertise and grown its drone design and manufacturing capabilities through ZenaDrone, to innovate and improve customer inspection, monitoring, safety, security, compliance, and field service processes. With over 100 enterprise software customers using branded solutions in law enforcement, government, and industrial sectors, and drones being implemented in these plus agriculture, defense, and logistics sectors, ZenaTech helps drive exceptional operational efficiencies and cost savings. The company operates through six offices in North America, Europe, and UAE, and a growing global partner network.

About ZenaDrone

ZenaDrone, a wholly owned subsidiary of ZenaTech, develops and manufactures autonomous business drone solutions that can incorporate machine learning software, AI, predictive modeling, and other software and hardware innovations. Created to revolutionize the hemp farming sector, its specialization has evolved to multifunctional drone solutions for industrial surveillance, monitoring, inspection, tracking, and process automation, utilizing the ZenaDrone 1000 drone and the IQ series of indoor/outdoor drone products.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Contacts for more information:

Company, Investors and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995.  This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000 and IQ Nano; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; changes in the target markets; market uncertainty; ability to access additional capital; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech.

Forward-looking statements are based on certain assumptions and analyses made by the management of ZenaTech in light of its experience and understanding of historical trends and current conditions and other factors management believes are appropriate to consider, which are subject to risks and uncertainties. Although ZenaTech’s management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and actual results may vary materially from the forward-looking information presented. Given these risks and uncertainties underlying the assumptions made, prospective purchasers of ZenaTech’s securities should not place undue reliance on these forward-looking statements.

Further, any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable law, ZenaTech undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all such factors and to assess in advance the impact of each such factor on ZenaTech’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. Potential investors should read this document with the understanding that ZenaTech’s actual future results may be materially different from what is currently anticipated.